Form C

Cover Page

Name of issuer:

Fragment Holdings LLC

Legal status of issuer:

Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: DE

Date of organization: 12/7/2018

Physical address of issuer:

3112 Windsor Rd, A391
Austin TX 78703

Website of issuer:

http://www.fragmnt.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.5% of the offering amount upon a successful fundraise, and a $1,000 annual admin fee.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☐ Preferred Stock
☐ Debt
☑ Other

If Other, describe the security offered:

Class CF Preferred Units

Target number of securities to be offered:

2,090

Price:

$83.760000

Method for determining price:

Standard price is based on a $14,000,000 pre-money valuation divided by the total (fully diluted) units outstanding. Discounted price of $71.79/unit (based on a $12M pre-money valuation) is available for the first $300,000 committed & Wefunder VIP members.

Target offering amount:

$150,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$1,000,000.00

Deadline to reach the target offering amount:

4/30/2026

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

19

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$6,878,267.00	$6,447,388.00
Cash & Cash Equivalents:	$4,231,294.00	$4,458,783.00
Accounts Receivable:	$2,213,102.00	$1,734,823.00
Current Liabilities:	$10,685,691.00	$11,757,983.00
Non-Current Liabilities:	$8,000,000.00	$1,715,241.00
Revenues/Sales:	$11,507,480.00	$13,534,524.00
Cost of Goods Sold:	$6,346,289.00	$6,595,831.00
Taxes Paid:	$0.00	$0.00
Net Income:	($6,121,795.00)	($2,127,852.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Fragment Holdings LLC

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Allen Rau	Newspaper Executive	Six Rivers Media	2025
Nicholas White	CEO	Fragment Media Group	2018
Gabrielle Darbyshire	General Partner	Dangerous Ventures	2022

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Tiffany Bennett	Secretary	2018
Nicholas White	CEO	2018
Nicholas White	President	2018
Nicholas White	Treasurer	2018
Gabrielle Darbyshire	Chairman	2018

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Nicholas White	80000.0 Class A Common	54.48
IF Mack Ventures Corporation (controlled by Nicholas White)	64767.31 Class A Common	44.11

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

> For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> Conversion and renewal rates could dramatically change, as a result of internal or external events, causing a significant decline in our subscription revenue.

Even if we reach the minimum (target) offering, we currently expect our available cash to last for only a relatively short period of time—around three months based on current projections, and assuming we are able to implement certain cost-cutting strategies. But we may run out of cash sooner if our actual revenues are lower and/or expenses are higher than expected. This could force us to raise additional capital quickly, cut back operations, or, in the worst case, shut down the business. See "Runway & Short / Mid-Term Expenses" under Question 28 for additional details.

Sponsor revenue could decline, or be slower or even fail to materialize as anticipated, due to both external or internal factors.

Traffic could be even less than expected, negatively affecting advertising revenue, as a result of either internal or external factors. Since the date of our financials, Daily Dot has lost substantial traffic, which may or may not return to previous norms. If it does not return to previous norms, the reduction in Daily Dot's programmatic advertising revenue will be substantial, which could have a material adverse effect on the Company.

The digital media industry is highly competitive, with low barriers to entry and rapidly shifting consumer behavior. We compete with established media companies, emerging digital-first publishers, independent creators, and algorithm-driven platforms such as YouTube, TikTok, and Substack. Audience attention is increasingly fragmented, and consumer preferences evolve quickly. Our ability to maintain relevance and attract both readers and advertisers may be compromised by trends outside our control.

We rely on third-party platforms for distribution and monetization, which could change their policies or algorithms in ways that harm our business. Our content reaches audiences through platforms such as Google, Facebook, Apple News, and others. Changes to these platforms' content policies, algorithms, or monetization practices could reduce our visibility, traffic, or revenue without warning. We have limited control over these third-party systems and may not be able to adapt effectively to sudden changes.

Negative publicity or reputational harm could damage our brand and reduce user trust. As a public-facing media company, we are exposed to heightened scrutiny. Errors in reporting, controversial editorial decisions, or backlash against our content or contributors could lead to reputational harm, legal liabilities, and loss of audience or advertiser support.

Changes in laws or regulations affecting digital media, data privacy, or online advertising may increase our compliance costs or limit our operations. Evolving regulatory frameworks in areas such as data privacy (e.g., GDPR, CCPA), content moderation, and advertising disclosures may require us to alter our business practices or invest in additional compliance infrastructure. Failure to comply could result in penalties or reputational damage.

We have borrowed money from Nicholas White and a company that is owned and controlled by Mr. White and his affiliates. The loan with the affiliated company is secured by our assets. If we cannot repay it, the lender could take those assets. Because the lenders are related parties, this creates potential conflicts of interest, and the founder and CEO's interests as a lender may not always align with those of other investors.

Our most valuable publications—Nautilus and Daily Dot—are operated through subsidiaries that we do not fully own. While we hold at least a super majority interest in each of them, other parties also own a stake. This means we do not receive all of the profits, and we may have to consider the interests of minority owners when making decisions.

In addition, at any time we may seek to undergo a reorganization to make Fragment the sole owner of these subsidiaries. But to accomplish this, we would likely need to issue units of Fragment (which may be from an existing or newly created class of units) directly or indirectly to these other minority owners in exchange for their ownership interests in each such subsidiary. Such an exchange would further dilute each investor's economic interest in the Company. The degree of any such dilution would depend on the value the securities of the subsidiary relative to those that would be issued by the Company, and the Company's decision to agree to any such exchange would be within the sole discretion of the Controlling Members (defined below) and Board of Managers.

Our Board of Managers is made up entirely of people who are otherwise directly or indirectly involved in the Company, either as an officer, owner and/or lender. We do not currently have any independent directors. This means there is no outside oversight on management decisions, and conflicts of interest may not be checked the way they would be by independent board members.

The Lead Investor has a longstanding personal and business relationship with our founder, Nicholas White. In addition, the Lead Investor owns a minority interest in Nautilus, one of our majority-owned subsidiaries. Because the Lead Investor has authority to make certain decisions on behalf of other investors, these ties could

create conflicts of interest. As a result, the Lead Investor may not always act in ways that are fully aligned with the interests of all investors. For example, if we were to seek to acquire the Lead Investor's ownership interests in Nautilus through a reorganization or otherwise, the Lead Investor's personal financial interests would not align with those of all other investors in the Company.

See also the responses in Questions 18 through 24 for additional risks that may be associated with owning the Class CF Preferred Units.

Gabrielle Darbyshire is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team, including the vision and leadership of our founder and CEO, Nicholas White. We do not currently have a clear executive succession plan, and the loss of services of the members of the management team—and in particular our CEO—may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds and the Company's actual use of the proceeds may be materially different than those described in Question 10.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$150,000**

Use of Proceeds: Subject to the qualifications set forth in Item 9, the Company would expect to spend approximately: 7.5% towards Wefunder fees; 30% towards certain fixed costs related to the offering (e.g., legal fees); and the remaining 62.5% towards audience acquisition and working capital needs, including financing the portion of subscriber acquisition that is not immediately paid back by customer purchases.

If we raise: **$1,000,000**

Use of Proceeds: Subject to the qualifications set forth in Item 9, the Company would expect to spend approximately: 7.5% toward Wefunder fees; 5% towards certain fixed costs related to the offering (e.g., legal fees); and the remaining 87.5% towards audience acquisition and working capital needs, which we would expect to include investments in marketing and technology to reduce payback periods on subscriber acquisition, additional financing of greater subscriber acquisition, and the remainder on funding working capital.

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

<u>An Investor's right to cancel.</u> An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

<u>The Company's right to cancel.</u> The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round: $14,000,000.00 pre-money valuation

See exact security attached as Appendix B, Investor Contracts

Fragment Holdings LLC is offering up to 13,928 Class CF Preferred Units, assuming the maximum number of units sold are eligible for the discounted price (or up to 12,535 Class CF Preferred Units, assuming the minimum number of units sold are eligible for the discounted price). The standard offering price is $83.76 per unit, which is based on a $14,000,000 pre-money valuation divided by the total number of units outstanding on a fully-diluted basis.

A discounted "early-bird" price of $71.79 per unit (based on a $12,000,000 pre-money valuation) is available for the first $300,000 committed in this offering. In addition, Wefunder VIP members will be entitled to participate at this same discounted price even if they invest after the "early-bird" limit noted above has been met. See "VIP Bonus" below for additional details.

The campaign maximum is $1,000,000.00 and the campaign minimum is $150,000.00.

VIP Bonus

The Company will offer a discount to the normal terms listed in this Form C for all investments that are committed by investors who are part of Wefunder, Inc's VIP program. This means eligible Wefunder VIP investors will receive a discount for any securities they purchased in this offering. For more specific details on the Company's discount, please review the description of the terms above.

The discount is only valid until the offering closes. Eligible VIP investors will also receive priority if they are on a waitlist to invest and the Company exceeds its maximum funding goal. They will be given the first opportunity to invest if space in the offering becomes available due to the cancellation or failure of previous investments.

Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV is formed concurrently with the filing of the Form C. Given this, the SPV does not have any financials to report. The SPV is managed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. While the Issuer may be required to pay an annual administrative fee for the maintenance of the SPV, investors should note the Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Limited Voting Rights

The securities offered by the Company and the SPV have limited voting rights. However, these voting rights may only be exercised by the Lead Proxy or Replacement Lead Proxy (described below). In addition, because of the super voting rights of the Class A Common Units of the Company, the SPV will have less than 0.25% voting interest in the Company, even assuming the maximum number of units are issued under the terms of this offering. See the responses to Question 17 for additional information on the super voting rights of the Class A Common Units.

Proxy to the Lead Investor; Lead Investor Relationship

The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to, in the Lead Proxy's sole discretion: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Investors will have no right to remove or replace the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

The Lead Investor is not an independent appointment. The Lead Investor has a longstanding personal and business relationship with Nicholas White, a controlling owner of Fragment.

Restriction on Transferability

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

In addition, the Class CF Preferred Units held by the SPV are subject to substantial transfer restrictions set forth in the Company's Fifth Amended & Restated Limited Liability Company Agreement, including a general restriction requiring the consent of the Board, a right of first refusal process, and a right of co-sale held by other members.

Other Material Terms

The Class CF Preferred Units will be entitled to the liquidation preference described in Question 17 below. All units in the Company, including the Class CF Preferred Units, are subject to drag-along rights held by other members in the Company. Therefore, if the Board and a majority of the Members agreed to a sale of the Company, the SPV will be required to participate in the sale on the same terms.

14. Do the securities offered have voting rights?

☑ Yes
☐ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

The Fifth Amended & Restated Operating Agreement of the Company may be amended from time to time by the written consent of the Board and a majority vote of the Members (which majority must include the Controlling Members (defined below)), provided that no such amendment may materially adversely effect the rights of, or create any new obligations of, any Member specifically without such Member's consent. Therefore, so long as the amendment does not specifically target the Class CF Preferred Units, certain terms relevant to the rights of the Class CF Preferred Units may be amended without the approval of the SPV. For example, the Board and a majority vote of the Members may authorize a new class of securities with a higher liquidation preference to the Class CF Preferred Units.
Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

1. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
2. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
A Common Units	N/a	146,729.96	Yes
B Common Units	N/a	415	Yes
Incentive Units	20,000	20,000	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion	
Warrants:		
Options:	Total Pool:	Issued:

Describe any other rights:

Class A Common Units have 200 votes per unit. Class B Common Units and Incentive Units each have 1 vote per unit.

Distributions (including upon liquidation) will be made: (i) first, to holders the Class CF Preferred Units, pro rata until until the amount distributed equals the aggregate amount of capital contributions made with respect to such units; (ii) second, to the holders of Class A Common Units and Class B Common Units, pro rata until the amount distributed equals the aggregate amount of capital contributions made with respect to such units; and (iii) third, to the holders of the Class CF Preferred Units, Class A Common Units, Class B Common Units and Incentive Units, pro rata treating such classes as a single class; provided that any distributions made in respect of any Incentive Unit shall be subject to: (a) the vesting conditions applicable to each such award; and (b) the Threshold applicable to each such award. See Section 7.01(b) of the Fifth Amended and Restated Limited Liability Company Agreement of the Company.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company (which currently consist of the Controlling Members (defined below)) could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering), in each case on terms that could be determined by such majority-in-interest holders, which could further dilute each investor's economic interest in the Company. Investors participating in this offering would have neither a direct nor indirect right to prevent or participate in such additional offerings.

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

(A) In addition to the super voting rights described above, the two members holding the Class A Units have the authority to appoint all the members of the Board of Managers, in which: (i) one Manager is appointed by Nicholas White; (ii) one manager is appointed by IF Mack Ventures; and (iii) one manager is appointed by Nicholas White with the consent of IF Mack Ventures. Further, each matter requiring a "Majority Vote" of the Members must include both Nicholas White and IF Mack Ventures. Therefore, each of these two holders of Class A Common Units hold a veto right on any matter that is subject to a majority vote of the Members.

(B) Each Class A Member and Class B Member (provided that such Class B Member acquired its units prior to May 16, 2025) (collectively, the "Rights Holders") is entitled to the preemptive rights on any issuances of New Securities in accordance with Section 9.14 of the Company's LLCA.

(C) Each Member holding at least 5% of the aggregate number of outstanding Class A Common Units and Class B Common Units (each, a "Major Member") has: (i) a right of first refusal on any proposed transfer by the other members (second in priority to the right of first refusal of the Company); (ii) a right of co-sale on any proposed transfer that is permitted to be sold to a prospective transferee; and (iii) a right to certain information, including periodic financial and operational performance information, about the Company.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the unitholders** identified in Question 6 (each, a "**Controlling Member**") may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the Controlling Members** may change the terms of the Operating Agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The Controlling Members** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. **The Controlling Members** have the right to redeem their securities at any time. Controlling Members could decide to force the Company to **redeem** their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of

holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria, or any independent third party valuations received by the Company prior to the filing of this Form C. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we may perform valuations of our Common or Class CF Preferred Units that take into account factors as may be determined by the Board of Managers of the Company, which may include factors such as the following:

1. unrelated third party valuations of our Common or Class CF Preferred Units;
2. the price at which we sell other securities, such as convertible debt or preferred Unit, in light of the rights, preferences and privileges of our those securities relative to those of our common unit;
3. our results of operations, financial position and capital resources;
4. current business conditions and projections;
5. the lack of marketability of our common unit;
6. the hiring of key personnel and the experience of our management;
7. the introduction of new products;
8. the risk inherent in the development and expansion of our products;
9. our stage of development and material risks related to our business;
10. the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
11. industry trends and competitive environment;
12. trends in consumer spending, including consumer confidence;
13. overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
14. the general economic outlook.

We may analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company through this offering will indirectly hold a minority position in the Company, and will be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its Board of Managers and its officers and be governed in accordance with the strategic direction and decision-making of its Board of Managers, and the Investor will have no independent right to name or remove an officer or member of the Board of Managers of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may, upon approval by the Controlling Members (defined above), agree to repurchase all or any portion of the units held by a unitholder.

A sale of the issuer or of assets of the issuer. As an indirect minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Public Benefit Company Standards. We are a Delaware public benefit limited liability company. Unlike a traditional company that is generally expected to focus primarily on maximizing shareholder value, we were organized to promote our public benefit purpose, which is to create a meaningful positive impact on society, the environment, and its stakeholders, taken as a whole, through rigorous journalism and creative content that sparks engagement and fosters awareness, understanding and authentic connection across diverse communities. This means we may make decisions in furtherance of that purpose that do not maximize financial returns to investors.

No Fiduciary Duties. The Company's Fifth Amended & Restated Limited Liability Company Agreement expressly states that it is not intended to, and does not, create or impose any fiduciary duty on any Member or Manager, and that each of the Members and the Company waive all fiduciary duties that may be implied by applicable law. This means that investors cannot rely on any implied fiduciary duties other than those duties that are expressly set forth in the Company's Fifth Amended & Restated Limited Liability Company Agreement.

Exculpation of Managers and Members. The Company's Fifth Amended & Restated Limited Liability Company Agreement also limits the liability of our Managers and Members. Managers are generally not liable to the Company or to investors for actions they take in their roles, except in very limited situations where such action was not in the best interests of the Company and constituted fraud, gross negligence or willful misconduct. This reduces the remedies that investors may have if they disagree with or are harmed by management decisions.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Nicholas White
Issue date	03/31/23
Amount	$7,500,000.00
Outstanding principal plus interest	$6,414,181.00 as of 09/26/25
Interest rate	4.5% per annum
Current with payments	Yes

Demand Note, Fragment Holding

Loan

Lender	Isaac Foster Mack Co
Issue date	12/18/23
Amount	$10,700,000.00
Outstanding principal plus interest	$10,877,314.00 as of 09/26/25
Interest rate	5.0% per annum
Maturity date	12/18/30
Current with payments	Yes

Line of Credit Promissory Note, Fragment Holding

Loan

Lender	Nicholas White
Issue date	01/31/24
Amount	$2,200,000.00
Outstanding principal plus interest	$2,720,391.00 as of 09/26/25
Interest rate	8.0% per annum
Current with payments	Yes

Line of Credit Note, NautilusNext

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
No exempt offerings.				

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Nicholas White
Amount Invested	$7,500,000.00
Transaction type	Loan
Issue date	03/31/23
Outstanding principal plus interest	$6,414,181.00 as of 09/26/25
Interest rate	4.5% per annum
Current with payments	Yes
Relationship	Owner

Name	Isaac Foster Mack Co
Amount Invested	$10,700,000.00
Transaction type	Loan
Issue date	12/18/23
Outstanding principal plus interest	$10,877,314.00 as of 09/26/25
Interest rate	5.0% per annum
Maturity date	12/18/30
Current with payments	Yes
Relationship	Owned and controlled by Nicholas White and his family members

Name	Nicholas White
Amount Invested	$2,200,000.00
Transaction type	Loan
Issue date	01/31/24
Outstanding principal plus interest	$2,720,391.00 as of 09/26/25
Interest rate	8.0% per annum
Current with payments	Yes
Relationship	Owner

The Company recognized approximately $714,000 and $693,000 of a related party interest expense during the year ended December 31, 2024 and December 31, 2023, respectively. All debt is payable on demand and therefore was recorded as a current liability on the consolidated balance sheet.

In addition, in May 2025, Fragment Holdings LLC entered into a separate Contribution and Exchange Agreement with: (i) IF Mack Ventures Corporation (which is wholly owned by Isaac Foster Mack Co., which is owned and controlled by Nicholas White and certain of his family members, including Allen Rau); and (ii) the mother of Nicholas White. Pursuant to their respective agreements, those related parties contributed all of their Daily Dot units to Fragment Holdings in exchange for the number of Class A Units of Fragment Holdings held by such related party as of the date of this filing. The number of Class A Units received by each related party was calculated based on the relative fair market values of Fragment Holdings and the Daily Dot as of August 31, 2024, as determined by a third-party appraisal.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should also review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Fragment Holdings LLC ("FH", formerly Clarion Holding LLC), headquartered in Austin, Texas, is the holding company for its wholly owned subsidiaries, Fragment Media Group LLC ("MG", formerly Clarion Media Group LLC), Spark Network LLC ("SN"), and FreePress LLC ("FP"), and its partially owned and controlled subsidiaries, NautilusNext Inc. ("NN") and the Daily Dot, LLC ("DD") (collectively, the "Company"). The Company is a pioneer of the member media model and identifies underserved audiences to provide intentional content, which leads the readers to intentional action in their personal, cultural, and political lives, and also with the brands they embrace and support.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2024, the Company had revenues of $11,507,480 compared to the year ended December 31, 2023, when the Company had revenues of $13,534,524. Our gross margin was 44.85% in fiscal year 2024, and 51.27% in 2023.

- *Assets.* As of December 31, 2024, the Company had total assets of $6,878,267, including $4,231,294 in cash. As of December 31, 2023, the Company had $6,447,388 in total assets, including $4,458,783 in cash.

- *Net Loss.* The Company has had net losses of $6,121,795 and net losses of $2,127,852 for the fiscal years ended December 31, 2024 and December 31, 2023, respectively.

- *Liabilities.* The Company's liabilities totaled $18,685,691 for the fiscal year ended December 31, 2024 and $13,473,224 for the fiscal year ended December 31, 2023.

The Company is subject to risks and uncertainties common to early-stage companies. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future.

Related Party Transactions

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. If we raise only the minimum (target) in this Offering, we would plan to raise capital within the next three months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Fragment Holdings LLC cash in hand is $161,575, as of September 2025. Over the last three months, revenues have averaged $268,984/month, cost of goods sold has averaged $34,644/month, and operational expenses have averaged $590,570/month, for an average burn rate of $356,230 per month. Our intent is to be profitable in 16 months. If we reach the minimum (target) Offering, we would expect to have approximately three months of operating runway, but it could be more or less based on our actual revenues, expenses, and ability to implement cost-cutting strategies as needed.

Since the date of our financials, Daily Dot has lost substantial traffic, which may or may not return to previous norms. If it does not return to previous norms, the reduction in Daily Dot's programmatic advertising revenue will be very large. Subscription revenue and direct-sold sponsorship is substantially larger through August than in previous years.

While it can be variable, we have budgeted for revenue of $1.4 million over the next 6 months, against $2 million in total COGS and operating expenses.

We are not profitable, but we are working on ramping up both subscription and sponsor sales to become profitable within 18 months, which we project may require as much as $1.1 million-worth of additional losses after this year. If ramping up those revenue lines is not as successful as anticipated, we also have substantial reductions in expense that we can undertake to close the gap.

We have a line of credit with Isaac Foster Mack Co., which is the sole owner of one of our controlling members (IF Mack Ventures Corporation), and we would expect this line of credit to be sufficient to see us to our minimum close and we are exploring additional financing including private credit and institutional/family office investment.

Forward-Looking Statements

All statements contained in this Form C (including any materials incorporated by reference hereto) that are not statements of historical fact are deemed to be "forward-looking statements." Such statements may include, but are not limited to, descriptions of future growth, strategies, goals, needs, plans or other non-historical operational matters, or projections of future revenues, returns or other financial performance measures. Words such as "believe," "expect," "anticipate," "intend," "plan," "estimate," "aim," "seek," "potential," "possible," "will," "would," "should," "could," "can," "may" and similar expressions are intended to identify such statements.

These statements are based on our current plans, expectations and assumptions about the future, which are inherently subject to many known and unknown risks, uncertainties, and other factors, many of which may be beyond our control. Therefore, the Company's actual results may differ materially from those expressed or implied by any such forward-looking statements.

Given these uncertainties, investors should not place undue reliance on these forward-looking statements when making an investment decision. An investment in Fragment Holdings involves substantial risk, including those described in the Risk Factors section under Question 8. Investors should only invest what they can afford to lose.

We may update or revise our forward-looking statements from time to time, but we undertake no obligation to do so except to the extent required by applicable law.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Nicholas White, certify that:

(1) the financial statements of Fragment Holdings LLC included in this Form are true and complete in all material respects ; and

(2) the financial information of Fragment Holdings LLC included in this Form reflects accurately the information reported on the tax return for Fragment Holdings LLC filed for the most recently completed fiscal year.

Nicholas White

CEO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

- i. at the time of the filing of this offering statement bars the person from:
  - A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No
  - B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No
  - C. engaging in savings association or credit union activities? ☐ Yes ☑ No
- ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

- i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No
- ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No
- iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

- i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No
- ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possible that in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in Question 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. If applicable, the Company may also be required to pay Wefunder certain fees for the preparation of tax filings. Such fees and the Company's obligation to deliver required tax documents are further specified in the related Tax Services Agreement ("TSA").

Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

Potential Dissolution of the SPV. The Company has agreed that it will pay an administrative fee and / or certain tax fees to Wefunder, in addition to delivering required tax information in the manner prescribed by the TSA, where applicable. Failure to pay such fees or provide Wefunder with required tax information could result in the dissolution of the SPV (an "SPV Dissolution Event"). Subsequent to an SPV Dissolution Event, the securities held by the SPV would be distributed directly and proportionally to the individual investors. This could create administrative complexities, as investors would need to manage the securities themselves rather than having them held and administered by the SPV. Additionally, the unplanned distribution of securities may not align with investors' intended investment strategy or asset allocation.

Upon an SPV Dissolution Event, the Investor hereby consents to and agrees to accept direct assignment of the SPV's rights and obligations under any investment agreements between the SPV and the Company that is located in the Form C or C/A offering materials. The Investor acknowledges they will be bound by all terms and conditions of such agreements as if they were an original party thereto.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://fragmnt.com//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement - Early Bird
Early Bird Fragment Holdings Subscription
Early Bird Agreement 2025
SPV Subscription Agreement
Fragment Holdings Subscription Agreement 2025

Appendix C: Financial Statements

Financials 1
Financials 2

Appendix D: Director & Officer Work History

Allen Rau
Gabrielle Darbyshire
Gabrielle Darbyshire
Nicholas White
Tiffany Bennett

Appendix E: Supporting Documents

ttw_communications_153643_214311.pdf
Fragment_Holdings_LLC_-_Fifth_AR_LLC_Agreement__Executed_.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird
- Early Bird Fragment Holdings Subscription Early Bird Agreement 2025
- SPV Subscription Agreement
- Fragment Holdings Subscription Agreement 2025

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- Allen Rau
- Gabrielle Darbyshire
- Gabrielle Darbyshire
- Nicholas White
- Tiffany Bennett

Appendix E: Supporting Documents

- ttw_communications_153643_214311.pdf
- Fragment_Holdings_LLC_-_Fifth_AR_LLC_Agreement__Executed_.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Fragment Holdings LLC

By

Nicholas White

CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Nicholas White

CEO
10/7/2025

Allen G Rau

Director
10/7/2025

Tiffany Bennett

Secretary
10/7/2025

Gabrielle Darbyshire

Chairman
10/7/2025

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.